July 20, 2015

Via EDGAR and E-mail

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Kathryn McHale

Re:	Hancock Holding Company

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 27, 2015

File No. 000-130891

Dear Ms. McHale:

On behalf of Hancock Holding Company (the “Company” or “we”), we are submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by email dated July 13, 2015. We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Signatures

Comment 1: We note that each of Messrs. Hairston and Achary has signed for the registrant but has not signed in his capacity as Principal Executive Officer and Principal Financial Officer, respectively, on behalf of the registrant. Please file all future reports in accordance with General Instruction D of Form 10-K.

Response 1: In future filings, Messrs. Hairston and Achary will sign for the Company as Principal Executive Officer and Principal Financial officer, respectively, on behalf of the Company in accordance with General Instruction D of Form 10-K.

[1]	On March 9, 2015, Hancock Holding Company was issued a new Commission File Number in connection with its filing of a Form 8-A12B.

2510 14th Street ● Post Office Box 4019 ● Gulfport, MS 39502 228-868-4000 ● Fax 228-868-4627

July 20, 2015

Definitive Proxy Statement on Schedule 14A

Proxy Card

Comment 2: We note that the proxy card describes the advisory vote to approve executive compensation as follows: “To hold an advisory vote on the compensation of our named executive officers.” This language appears inconsistent with the applicable requirement set forth in Rule 14a-21 under the Exchange Act. Please confirm supplement ally that in future filings your descriptions of the advisory vote will comport with the referenced Rule. For guidance, please refer to Question 169.07 of our Exchange Act Rules Compliance and Disclosure Interpretations.

Response 2: In future filings, the Company’s descriptions of the advisory vote will comport with Rule 14a-21 under the Exchange Act.

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters. If you have any questions or comments, please contact me at your earliest convenience at (228) 868-4725.

Sincerely,

Michael M. Achary